Exhibit 99.1

SOURCE: Neptune Technologies & Bioressources Inc.
PRESS RELEASE

Neptune Technologies & Bioressources Environmental Responsibility and Business Conduct
Acknowledged by NSF International

Laval, Québec, CANADA – May 09, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) announced that Neptune and its marine derived products have successfully completed an extensive and rigorous review of key environmental claims by NSF International.

Neptune has always been committed to providing the best natural marine-derived products with clinically proven health benefits while prioritizing environmental responsibility. Sustainability of krill, the primary biomass used by Neptune, is of paramount importance for the Company and its existing and potential strategic partners. The NSF certification will strengthen considerably its negotiation power and its position in the increasingly demanding krill industry.

"Neptune committed to a rigorous and transparent audit conducted by NSF in order for it to verify the environmental impact of Neptune’s process and its products" said Dr. Wael Massrieh, Vice President, and Scientific Affairs. “NSF is an independent, world-wide recognized not-for-profit organization committed to protecting and improving public health and the environment”, he added.

NSF performed an off-site review of documentation in addition to an onsite verification of the manufacturing process. The audit was conducted to ensure clarity and conformance with the strict criteria of the:

  International Organization for Standardization (IS0) 14021: Environmental labels and declaration.
  Federal Trade Commission (16 CFR PART 260): Guides for the Use of Environmental Marketing Claims.

Based on the successful results of this audit and due diligence, Neptune has been approved by NSF to make the following environmental claims:

  Neptune only uses krill captured by fisheries that follow the Antarctic Treaty (1961) rules and respect the annual capture quota of the Commission for the Conservation of Antarctic Marine Living Resources (CCAMLR).
  Neptune obtains krill from fisheries that use only mid-water trawl, which reduces the impact on other species as by-catch.
  Neptune krill oils are alternative sources of marine omega-3 which reduce the pressure on fish populations.
  Neptune’s OceanExtract™ patented process recycles an annual 99% of the extraction solvent used during the manufacture of Neptune krill oils.
  Neptune only uses krill that is 100% traceable to the source of capture.

“The efforts that Neptune put into having their claims verified is laudable,” said Petie Davis, Sustainability Manager at NSF International. “They demonstrated that they had the systems, processes, documentation, and data to support all of their product and process claims”, she added.

“This is another significant achievement for Neptune. This NSF certification will make our partners and consumers aware that our company Neptune, not only strives to use 100% traceable biomass, but more importantly is concerned with the sustainability of the biomass. Neptune is cautious and conscious of the consequences our actions have on the environment and we act accordingly” said Sabrina DiBlasio, Marketing Director.

About NSF International
NSF International, an independent, not-for-profit organization certifies products and writes standards for food, water and consumer goods to minimize adverse health effects (www.nsf.org). Founded in 1944, NSF is committed to protecting human health and safety worldwide and operates in more than 120 countries. NSF is a World Health Organization Collaborating Centre for Food and Water Safety and Indoor Environment. NSF International's Sustainability Program focuses on three areas: product assessment, standards development, and process verification. NSF International is also a leading provider of process verification services, which include greenhouse gas verification, environmental footprinting, and environmental management systems registrations.

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

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About Acasti Pharma Inc.
Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1 450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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